Exhibit 99.1

PV Nano Cell Secures DTC Eligibility Effective January 19, 2017

MIGDAL HA’EMEK, ISRAEL (January 23, 2017) – PV Nano Cell (OTCQB: PVNNF), an innovative producer of single-crystal, metal nanometric based conductive digital inks, announced today that the Depository Trust Company (DTC) has approved the Company’s eligibility application for its shares on the OTC, effective January 19, 2017.

The DTC, a subsidiary of the Depository Trust & Clearing Corporation DTCC, manages the electronic clearing and settlement of publicly traded companies. Securities that are eligible to be electronically cleared and settled through the DTC are considered "DTC eligible." This electronic method of clearing securities speeds up the receipt of stock and cash, and thus accelerates the settlement process for investors.

“We are pleased to announce that our shares have become DTC eligible, which greatly simplifies the process of trading and exchanging our common stock for shareholders,” said Dr. Fernando de la Vega, CEO of PV Nano Cell. “I would like to express sincere thanks to our transfer agent, VStock Transfer, for its support of our achieving DTC eligibility.”

“The progress we made in our business throughout 2016 has aligned us with several customers and printer manufacturers so that we can start building sales in 2017. We will continue to update our shareholders on this progress throughout the year,” concluded Dr. de la Vega.

About PV Nano Cell

PV Nano Cell has developed innovative conductive inks for use in solar photovoltaics (PV) and printed electronics (PE) applications. PV Nano Cell’s Sicrys™ ink family is a single-crystal, nanometric silver conductive ink delivering enhanced performance. Sicrys™ is also available in copper-based form, delivering all of the product’s properties and advantages with improved cost efficiency. Sicrys™ silver conductive inks are used all over the world in a range of inkjet printing applications, including photovoltaics, printed circuit boards, antennas, sensors, touchscreens and other applications. For more information, please visit PVNanoCell.com.

Forward–looking Statements

This press release contains forward–looking statements. The words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward–looking statements." All information set forth in this news release, except historical and factual information, represents forward–looking statements. This includes all statements about the Company's plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward–looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company’s latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Media Contact:

Megan Vandenbos

megan@antennagroup.com

201-465-8019

Investor Contacts:

Garth Russell / Allison Soss

grussell@kcsa.com / asoss@kcsa.com

212-896-1250 / 212-896-1267